LOAN AUTOMATIC, LLC

LIMITED LIABILITY COMPANY AGREEMENT

OCTOBER 19, 2020

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM.

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THIS AGREEMENT AND, IF APPLICABLE, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH RESTRICTIONS HAVE BEEN SATISFIED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH RESTRICTIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

TABLE OF CONTENTS

ARTICLE XV GENERAL PROVISIONS

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT
OF
LOAN AUTOMATIC, LLC

This LIMITED LIABILITY COMPANY AGREEMENT, dated as of October 19 , 2020 (this "Agreement"), is adopted, executed and agreed to, for good and valuable consideration, by and among Loan Automatic, LLC, a Delaware limited liability company (the "Company"), and each of the Members (as defined below) listed on the signature pages hereto as such.

WHEREAS, the Company was formed under the Delaware Act (as defined below) pursuant to a certificate of formation filed with the Secretary of State of the State of Delaware on January 22, 2022 (the "Certificate");

WHEREAS, each of the Members currently hold the number and class of Units (as defined below) set forth opposite each such Person's name on the **Schedule of Members** attached hereto as Exhibit A;

WHEREAS, this Agreement shall constitute a limited liability company agreement within the meaning of Section 18-101(7) of the Delaware Act;

WHEREAS, the Members have deemed it to be in the best interests of the Company and the Members that, from and after the date hereof, the Company shall be governed by, and operated pursuant to, the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants, consents and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"Accredited Investors" has the meaning set forth in Rule 501 of the Securities Act.

"Additional Equity Securities" has the meaning set forth in Section 3.3.

"Additional Member" has the meaning set forth in Section 8.1.

"Adjusted Capital Account" means with respect to any Capital Account as of the end of any Taxable Year (or other relevant period), the balance in such Capital Account after:

      (a)   reducing it for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b)   increasing it for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

This definition of "Adjusted Capital Account" is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the Taxable Year (or other relevant period).

"Affiliate" means, with respect to any Person, (a) a director, officer, partner, member, beneficiary or stockholder of such Person; (b) a spouse, parent, sibling or child of such Person (or spouse, parent, sibling or child of any director or executive officer of such Person); and (c) any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

"Agreement" has the meaning set forth in the introductory paragraph.

"Applicable Securities" means all Equity Securities.

"Applicable Tax Rate" means for any Fiscal Year the highest effective combined federal, state and local Tax rate for such Fiscal Year that applies to a Member on its income (assuming such Member is an individual that resides in Connecticut). For the avoidance of doubt, the Applicable Tax Rate for a Fiscal Year shall be the same for each Member.

"Approved Sale" has the meaning set forth in Section 8.5(a).

"Bad Act" means a breach by a Person, as applicable, of any confidentiality or non-disparagement provision or any obligation not to compete with the Company or any of its Subsidiaries or not to solicit any Key Employees of the Company or any of its Subsidiaries as provided in this Agreement, the Purchase Agreement, any employment agreement or any other agreement between such Person or its Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, or termination of such Person for Cause.

"Board" has the meaning set forth in Section 5.1.

"Books and Records" has the meaning set forth in Section 9.1.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banking institutions in Manchester, Connecticut are not required to be open.

"Capital Account" has the meaning set forth in Section 3.5.

"Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money), net of liabilities secured by such property that the Company is considered to assume or take subject to, that any Member contributes (or is deemed to contribute) to the Company pursuant to Section 3.2.

"Cause" has the meaning set forth in any employment, consulting or any other agreement between the Company, any of its Subsidiaries or any of their respective Affiliates, on the one hand, and the applicable Person, on the other hand, and if such an agreement does not exist, shall have the meaning determined by the Board.

"Certificate" has the meaning set forth in the Recitals.

"Certificated Units" has the meaning set forth in Section 8.7.

"Chosen Courts" has the meaning set forth in Section 15.8(b).

"Class A Majority" means the Class A Member or Class A Members holding at least a majority of the then outstanding Class A Units.

"Class A Member" means a holder of Class A Units.

"Class A Super-Majority" means the Class A Member or Class A Members holding at least a seventy-five percent (75%) of the then outstanding Class A Units.

"Class A Unit" means a Unit having the rights and obligations specified with respect to Class A Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Committee" has the meaning set forth in Section 5.5.

"Company" has the meaning set forth in the introductory paragraph.

"Company Asset Sale" has the meaning set forth in the definition of "Sale of the Company".

"Company Minimum Gain" means "partnership minimum gain" as set forth and defined in Treasury Regulation Section 1.704-2(b)(2) and 1.704-2(d).

"Competitor" means any Person in the business of manufacturing or selling any wound care products including, without limitation, joint ventures.

"Confidential Information" has the meaning set forth in Section 7.2(b).

"Control" means (including, with correlative meanings, "controlled by" and "under common control with"), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Conversion Event" means any of the following: (a) a determination by the Board, subject to the written consent of a Class A Super-Majority, to effect a Public Offering (in which

7

case the conversion to corporate form shall occur reasonably in advance of such Public Offering), (b) a written proposal by a bona fide third party to provide equity or debt financing that has been approved by the Board and a Class A Super-Majority, but that has been made conditional by the proposing party upon a conversion of the Company to corporate form (in which case the conversion to corporate form shall be conditioned upon the consummation of such financing), (c) an affirmative vote or written consent from the Class A Super Majority to convert the Company to corporate form, or (d) any acquisition or divestiture that has been approved by the Board and a Class A Super-Majority that requires a conversion to corporate form (in which case the conversion to corporate form shall be conditioned upon the consummation of such acquisition or divestiture).

"Co-Sale Notice" has the meaning set forth in Section 8.3(a).

"Co-Sale Pro Rata Amount" means, with respect to any Other Member, a fraction, expressed as a percentage, (a) the numerator of which is the total number of Units held by such Other Member that are the same class of Units as the Units that are the subject of the Co-Sale Notice, and (b) the denominator of which is the total number of the class of Units that are the subject of such Co-Sale Notice then outstanding.

"Co-Sale Transferee" has the meaning set forth in Section 8.3(a).

"Co-Sale Transferor" has the meaning set forth in Section 8.3(a).

"Covered Person" has the meaning set forth in Section 5.12(a).

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, *et seq.*, as it may be amended from time to time, and any successor to the Delaware Act.

"Distribution" means any distribution made by the Company to a Member in respect of such Member's Units, including Tax Distributions, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Equity Securities, (b) any recapitalization, exchange or conversion of Equity Securities, (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (d) any fees or remuneration paid to any Member in such Member's capacity as an employee, officer, director, consultant, advisor, manager, board member or other provider of services to the Company or any of its Subsidiaries or (e) any reimbursements of expenses or costs to or on behalf of the Board and/or any Member by or on behalf of the Company and/or any of its Subsidiaries.

"Dragging Member(s)" has the meaning set forth in Section 8.5(a).

"Equity Securities" means all (i) equity securities or other interests of the Company, including the Units and Additional Equity Securities and any unit appreciation or similar rights, contractual or otherwise, and (ii) options, rights, warrants or other securities (including, without limitation, convertible debt securities) convertible into, or exercisable or exchangeable for, any items included in the foregoing clause (i).

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"Excluded Securities" means (a) units, warrants or other securities issued to a bank or other financial institution in connection with a financing, (b) Equity Securities issued as consideration to the other party in connection with any acquisition by the Company approved by the Board, (c) Equity Securities issued in a Public Offering, (d) Equity Securities issued in connection with the hiring of an executive officer of the Company or its Subsidiaries and approved by the Board, (e) Equity Securities issued after the date hereof to give effect to any Distribution, equity split, reverse equity split or combination or other similar *pro rata* recapitalization event affecting any class or series of Units, (f) Equity Securities issued upon exercise or conversion or exchange of debt securities, (f) Equity Securities issued in connection with any transactions involving the Company or any of its Subsidiaries and other Persons that are deemed "strategic" transactions and that are approved, in each case, by the Board (including, without limitation, Equity Securities issued in connection with joint ventures and similar arrangements), (g) Equity Securities issued to officers, directors, board members, consultants, employees or other service providers to the Company or any of its Subsidiaries pursuant to incentive or other compensation plans or any other arrangements that are approved by the Board and (h) Equity Securities issued in connection with the exercise of "equity cure" or similar rights under any Financing Document.

"Fair Market Value" means, with respect to all non-cash (or non-cash equivalent) assets, the fair value for such assets as would be determined between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by the Board in its good faith discretion, taking into account all relevant factors determinative of value; provided, that the Fair Market Value of any Units will be determined without regard to any discount for lack of liquidity or minority discount and assuming, if applicable, the exercise or conversion of all "in-the-money" warrants, convertible securities, options or other rights to subscribe for or purchase any additional Units or securities convertible or exchangeable into Units; provided, further, that to the extent applicable, the Fair Market Value of any publicly-traded security on any particular date of valuation shall mean the arithmetic average of the closing prices of such security's sales on the principal national securities exchange or automated quotation system on which the shares of such publicly-traded securities may at the time be listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange or automated quotation system, the average of the last reported bid and asked prices on such date of valuation in the over-the-counter market as furnished by the Financial Industry Regulatory Authority, Inc., in each such case averaged over a period of five (5) trading days consisting of the day immediately prior to the day as of which valuation is being determined and the four (4) consecutive Business Days subsequent to such day; provided, further, that the aggregate Fair Market Value of the Company's assets as of the date of this Agreement shall equal an amount such that the aggregate Fair Market Value of such assets, less the liabilities of the Company, shall equal the aggregate initial Capital Accounts of the Members set forth on Exhibit A. The Board, at its option, may select an investment banking or valuation firm of national reputation to assist in its determination of Fair Market Value.

"Financing Documents" means any third party credit facility of the Company (or its Subsidiaries) and any subsequent refinancing thereof.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly period as may be established by the Board.

"Fiscal Year" has the meaning set forth in Section 9.2.

"Governmental Authority" means any United States or non-U.S. federal, foreign, state, municipal or local government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body, and includes any contractor acting on behalf of any of the foregoing.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for purposes of maintaining the Members' Capital Accounts (as adjusted in accordance with Treasury Regulation Section 1.704-1(b) or other applicable provisions of the Treasury Regulations).

"Grossed-Up Distribution Amount" means, for any Distribution pursuant to Section 4.1(a)(v), the sum of (a) the amount available for Distribution under Section 4.1(a)(v) (after Distributions under Sections 4.1(a)(i) – (iv) have been made).

"Group" means:

      (a)   in the case of any Member who is an individual, (i) such Member, the spouse, domestic partner, parent, sibling or lineal descendants of such Member, and (ii) all family trusts, partnerships or limited liability companies established solely for such Member's benefit and/or for the benefit of any of the foregoing;

      (b)   in the case of any Member that is a partnership, (i) such Member, its limited, special and general partners and (ii) all Affiliates and employees of and consultants to, such Member; and

      (c)   in the case of any Member which is a corporation or a limited liability company, (i) such Member, (ii) its stockholders or members as the case may be, and (iii) all Affiliates and employees of and consultants to, such Member.

"Initial Subscribing Investor" has the meaning set forth in Section 8.4(f).

"Joinder Agreement" has the meaning set forth in Section 8.1.

"Key Employees" means any executive officer, manager or director of (a) the Company, or (b) any Subsidiary of the Company.

"Losses" means the Company's net losses as determined by the Company for purposes of maintaining the Members' Capital Account pursuant to Section 3.5.

"Managers" means each of the individuals elected to the Board pursuant to and in accordance with the terms of this Agreement.

"Member" means each Person listed on the Schedule of Members, attached hereto as Exhibit A, as a Member and any Person admitted to the Company as an Additional Member; but only so long as such Person is shown on the Company's Books and Records as the owner of one or more Units.

"Member Nominee" has the meaning set forth in Section 8.5(c).

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" as set forth in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" set forth in Treasury Regulation Section 1.704-2(i)(1) and 1.704-2(i)(2).

"Net Taxable Income" means for any Member the amount of net taxable income allocated to a Member for any Fiscal Year (less the amount of taxable losses allocated to such Member for prior Fiscal Years that have not reduced the computation of Net Taxable Income for a prior Fiscal Year). Net Taxable Income shall be computed excluding (i) any guaranteed payments to a Member in exchange for services rendered; and (ii) any income, gain, loss, or deduction recognized on a Sale of the Company. A Member's Net Taxable Income for any Fiscal Year shall be determined initially by the Company on the basis of figures set forth on Internal Revenue Service Form 1065 filed by the Company and the similar state or local forms filed by the Company for such Fiscal Year, but shall be subject to subsequent adjustment pursuant to audit, litigation, settlement, amended return or any similar event.

"New Securities" means all Equity Securities issued after the date hereof, other than Excluded Securities.

"Non-Compete Period" has the meaning set forth in Section 7.2(c)(i).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

"Observers" has the meaning set forth in Section 5.10.

"Other Accredited Member" has the meaning set forth in Section 8.4(f).

"Other Members" has the meaning set forth in Section 8.3(a).

"Permitted Transfer" means (a) any Member, (b) any spouse, domestic partner or lineal descendants (including adopted children) of a Member, (c) any trust solely for the benefit of a Member and/or for the benefit of such Member's spouse or lineal descendants (including adopted children), (d) a family trust, partnership or limited liability company under the control of a Member or established solely for such Member's benefit and/or for the benefit of his spouse or lineal descendants (including adopted children) or for estate planning purposes provided such family trust, partnership or limited liability company remains under such stockholder's control, or (e) such Member's estate.

"Permitted Transferee" means any Person to whom a Permitted Transfer is made.

"Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Preemptive Offer" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Notice" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Number" has the meaning set forth in Section 8.4(b).

"Preemptive Offer Period" has the meaning set forth in Section 8.4(a).

"Profits" means the Company's net income as determined by the Company for purposes of maintaining the Members' Capital Accounts pursuant to Section 3.5.

"Pro Rata Amount" means, with respect to any Member, a fraction, expressed as a percentage, (a) the numerator of which is the total number of Class A Units held by such Member, and (b) the denominator of which is the total number of Class A Units then outstanding.

"Public Offering" means an offering of Equity Securities (or any successor-in-interest of the foregoing), listed on a nationally recognized exchange, which is made pursuant to an effective registration statement under the Securities Act.

"Purchase Notice" has the meaning set forth in Section 8.4(b).

"QIPO" means a firm commitment underwritten Public Offering of the Equity Securities of the Company (or any Subsidiary of or corporate successor to the Company) in an offering with aggregate net proceeds to the Company (or any Subsidiary of or corporate successor to the Company) of not less than $100,000,000.

"Recapture Gain" has the meaning set forth in Section 4.5(c).

"Regulatory Allocations" has the meaning set forth in Section 4.3(i).

"Required Tax Distribution Amount" has the meaning set forth in Section 4.1(b)(i).

"Restricted Territory" has the meaning set forth in Section 7.2(c)(i).

"Revised Partnership Audit Procedures" means Subchapter C of Chapter 63 of Subtitle F of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Public Law Number 114-74 and any successor statute thereto or Treasury Regulations promulgated or official guidance issued thereunder.

"Sale of the Company" means (a) the Transfer (in one or a series of related transactions) of all or substantially all of the Company's assets to a Person or a group of Persons acting in concert (a "Company Asset Sale"), (b) the Transfer (in one or a series of related transactions) of all or substantially all of the outstanding Units (whether directly or indirectly through the sale of a Member) to a Person or a group of Persons acting in concert or (c) the merger or consolidation of the Company with or into another Person that is not (i) an Affiliate of the Company or (ii) a Member, in each case in clauses (b) and (c) above, under circumstances in which the holders of a majority in voting power of the outstanding Class A Units, immediately prior to such transaction, own less than a majority in voting power of the outstanding Class A Units, or the surviving or resulting Person immediately following such transaction; provided, however, that a conversion from a limited liability company to a corporation shall not be deemed to be a Sale of the Company.

"Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"Subscribing Members" has the meaning set forth in Section 8.4(a).

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a "Subsidiary" of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Tag-Along Notice" has the meaning set forth in Section 8.3(d).

"Tax" or "Taxes" means any federal, state, county, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties (civil or criminal) or additions to tax or additional amounts in respect of the foregoing.

"Tax Distribution" has the meaning set forth in Section 4.1(b)(vi).

"Tax Matters Member" means a Member selected by the Board.

"Taxable Year" means the tax year of the Company determined under Section 10.1.

"TEFRA Election" has the meaning set forth in Section 10.3(b).

"Transfer" means any sale, transfer, assignment, pledge, mortgage, exchange, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (legal or beneficial) whether with or without consideration, whether voluntarily or involuntarily or by operation of law or the acts thereof. The terms "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof.

"Unit" means a unit of a Member or Transferee in the Company representing a fractional part of interests in Profits, Losses and Distributions of the Company held by all Members and Transferees and shall include Class A Units; provided, that any class, series or group of Units issued shall have relative rights, powers and duties set forth in this Agreement.

ARTICLE II

ORGANIZATIONAL MATTERS

II.1   Certificate. The Certificate was filed with the Secretary of State of the State of Delaware. The Members hereby ratify and adopt the Certificate and agree to execute, file and record all certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the continuation and operation of the Company, the ownership of property and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business. The officers of the Company shall take any and all other actions reasonably necessary to maintain the status of the Company under the laws of the State of Delaware.

II.2   Name. The name of the limited liability company governed hereby shall be "Loan Automatic, LLC". The Board may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board. The Company shall hold all of its property in the name of the Company and not in the name of any Manager, officer of the Company or Member.

II.3 **Purpose.** The purpose and business of the Company shall be to engage in any lawful act or activity which may be conducted by a limited liability company formed pursuant to the Delaware Act and engaging in all activities necessary or incidental to the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware. Subject to the Delaware Act, the provisions of this Agreement and the other agreements contemplated hereby, (a) the Company may, with the approval of the Board, enter into and perform under any and all documents, agreements and instruments, all without any further act, vote or approval of any Member and (b) the Board may authorize any Person (including any Manager, Member or officer of the Company) to enter into and perform under any document, agreement or instrument on behalf of the Company.

II.4 **Limited Liability Company Agreement.** The Members hereby agree that during the term of the Company set forth in Section 2.7, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, except where the Delaware Act provides that such rights and obligations specified in the Delaware Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect and such rights and obligations are set forth in this Agreement, the Delaware Act; provided, that notwithstanding the foregoing, the rights under Section 18-210 of the Delaware Act have not been elected and are not available to the Members; provided, further, that Section 18-305(a) of the Delaware Act shall not apply to or be incorporated into this Agreement.

II.5 **Principal Office; Registered Office.** The principal office of the Company shall be located at , or at such other place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. The address of the registered office of the Company in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Board may designate from time to time in the manner provided by applicable law.

II.6 **Term.** The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of Article XII.

II.7 **No State-Law Partnership.** The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. Nothing in this Section 2.8 shall control with respect to income Tax treatment of the Company.

ARTICLE III

UNITS; CAPITAL CONTRIBUTIONS

III.1 **Units.** Each Member's interest in the Company shall be represented by the Units owned by such Member. No Units issued hereunder shall be Certificated Units unless otherwise determined by the Board. The Company may issue fractional Units. So long as any Units are owned by or on behalf of the Company, such Units will not be considered outstanding for any purpose.

III.2 **Schedule of Members; Additional Capital Contributions.**

(a) Each Class A Member listed on the Schedule of Members has received that number of Class A Units specified thereon. As of the date hereof, no other Units are issued or outstanding. Any reference in this Agreement to the Schedule of Members shall be deemed a reference to the Schedule of Members as amended and in effect from time to time in accordance with this Agreement. The Capital Accounts of the Members as of the date of this Agreement are set forth on Exhibit A.

(b) No Member shall be required to make any additional Capital Contributions to the Company, except as otherwise required by a subsequent agreement entered into between the Company and such Member.

III.3 **Issuance of Additional Units.** Upon the written consent of a Class A Super-Majority and subject to compliance with Section 8.4, the Board may cause the Company to create and/or issue (a) additional Units or other interests in the Company, (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other Equity Securities in the Company and (c) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company (collectively, "Additional Equity Securities"). In such event, the Board shall have the power to amend this Agreement and/or the Schedule of Members to reflect such additional issuances and dilution and to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including amending this Agreement to increase the number of Equity Securities of any class, group or series, to create and authorize a new class, group or series of Equity Securities and to add the terms of such new class, group or series including economic and governance rights which may be different from, senior to or more favorable than the other existing Equity Securities).

III.4 **New Members.** Subject to compliance with the terms and conditions herein (including Article VIII), any Person who acquires Equity Securities shall be admitted to the Company as a Member. After the date hereof each Person who acquires Units shall, in exchange for such Units, make a Capital Contribution to the Company.

III.5 **Capital Accounts.** A separate capital account (each a "Capital Account") for each Member shall be established on the Books and Records of the Company in compliance with Section 704(b) of the Code and the Treasury Regulations. The initial Capital Accounts of each Member as of the Closing Date are set forth on the Schedule of Members. This Section 3.5 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulation.

III.6 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

III.7 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

III.8 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions unless otherwise agreed to by the Board. If any Member shall loan funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

ARTICLE IV

DISTRIBUTIONS AND ALLOCATIONS

IV.1 Distributions.

(a) Subject to the provisions of this Article IV, the Board, subject to the written consent of a Class A Super-Majority, shall have the authority to determine the timing and the aggregate amount of any Distributions to the Members. Other than with respect to Tax Distributions, the Company shall make all Distributions to each Class A Member, in an amount equal to (A) the Grossed-Up Distribution Amount divided by (B) the number of Class A Units outstanding as of the date of the applicable Distribution multiplied by (C) the number of Class A Units held by such Member; and

Tax Distributions

(i) Notwithstanding anything to the contrary contained in Section 4.1(a), the Company shall distribute to each Member for each Fiscal Year ending after the date hereof an amount of cash equal to (A) the Net Taxable Income of such Member for such Fiscal Year *multiplied by* (B) the Applicable Tax Rate. The amount that is required to be distributed to each Member pursuant to this Section 4.1(b)(i) for a Fiscal Year shall be referred to as the "Required Tax Distribution Amount." The Required Tax Distribution Amount for any Member for any Fiscal Year shall be appropriately adjusted to reflect allocations of Tax credits (and Tax credits recapture) of the Company for such Fiscal Year.

(ii)   During each Fiscal Year, the Company shall distribute to each Member a reasonable estimate of such Member's Required Tax Distribution Amount for such Fiscal Year. Distributions of the estimated Required Tax Distribution Amount shall be made at times determined by the Board; provided, that for any Fiscal Year that is twelve (12) months, the Company shall use commercially reasonable efforts to distribute the estimated Required Tax Distribution Amount in four (4) quarterly installments to correspond with estimated Tax obligations.

(iii)   If (A) a Member's actual Required Tax Distribution Amount for a Fiscal Year exceeds the total Tax Distributions received by such Member in respect of such Fiscal Year, then the Company shall distribute such excess to the Member on or around the date the IRS Form K-1 is filed (or, if such adjustment is as a result of an audit, litigation, settlement, or amended return, at the time of such determination); and (B) if the total Tax Distributions received by such Member in respect of the applicable Fiscal Year exceeds such Member's actual Required Tax Distribution Amount for such Fiscal Year, such excess shall be credited against and reduce the subsequent Distributions to such Member under this Section 4.1(b).

(iv)   Unless otherwise determined by the Board, no Member shall be entitled to any further Tax Distributions with respect to any Unit (or portion thereof) (or Net Taxable Income allocated to such Member on account of owing a Unit (or any portion thereof)) that has been repurchased or redeemed, cancelled or forfeited. To the extent a Unit (or portion thereof) is transferred, the Board, in its reasonable discretion, shall apportion the Tax Distributions to be made as a result of owning such Unit (or portion thereof) between the transferor and transferee.

(v)   If at the time of a Sale of the Company, a Member has an excess amount as provided in Section 4.1(b)(iii)(A), Distributions shall be made prior to the Sale of the Company in accordance with such excess amount until such excess amount is reduced to zero. If at the time of a Sale of the Company, a Member has an excess amount as provided in Section 4.1(b)(iii)(B), appropriate adjustment shall be made so that the Member reimburses the Company for such excess.

(vi)   Any amount actually distributed pursuant to this Section 4.1(b) (including to the extent offset under Section 4.1(e)) shall be a "Tax Distribution". Tax Distributions paid to a Member shall be treated as an advance of the first distributions otherwise distributable to such Member pursuant to Sections 4.1(a) and 12.2(b) and 12.6, which amounts shall be reduced by the amount distributed as a Tax Distribution to such Member pursuant to this Section 4.2.

(b)   Distributions In Kind. The Company may make Distributions in property other than United States dollars. For all purposes of maintaining Capital Accounts, (i) any property (other than United States dollars) distributed in kind to one or more Members shall be deemed sold for cash (denominated in United States dollars) equal to its Fair Market Value (net of any relevant liabilities secured by such property) and (ii) subject to Sections 4.1(a) and (b) any unrealized Profit or Loss inherent in such property shall be treated as recognized gain or loss for purposes of determining Profits and Losses of the Company for the Taxable Year (or other relevant period) of the Distribution.

(c)   Draws. To the extent a Member would be distributed, during a Taxable Year, an amount in excess of the maximum amount which could be distributed to a Member without causing the Member otherwise to recognize gain under Code Section 731(a), such distribution shall, to the extent possible pursuant to Treasury Regulation Section 1.731-1(a)(1)(ii), be treated as an advance or draw against such Member's allocation of Profits (or items of income or gain) for the Taxable Year in which the Distribution is made.

(d)   Withholding Taxes; Taxes on Behalf of a Member. If the Company is required by law to pay any Tax that is specifically attributable to any Member (or direct or indirect shareholder, member, or other owner of such Member), including withholding Taxes, state unincorporated business Taxes and payments pursuant to the Revised Partnership Audit Procedures, then such Member shall indemnify and reimburse the Company for such Tax (and any related interest and penalties). The Company may offset Distributions (including Tax Distributions) and other amounts which any Member is otherwise entitled to receive under this Agreement against a Member's indemnification obligations under this Section 4.1(e) and, to the extent offset, such amount shall for all purposes of this Agreement (other than as necessary to properly maintain Capital Accounts or to properly determine the allocations of Profits and Losses) be treated as distributed or otherwise paid to such Member. A Member's obligation to pay or indemnify for a Tax (and related interest and penalties) shall survive the Member selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company. Any indemnity or payment pursuant to this Section 4.1(e) shall not be treated as a Capital Contribution but shall, to the extent necessary to properly maintain Capital Accounts, increase a Member's Capital Account.

(e)   Limitations on Distributions. Notwithstanding any other provision of this Section 4.1, no Distribution (including Tax Distributions) shall be made if: (i) it would violate any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company; or (ii) following the Distribution, the Company and its Subsidiaries would not have sufficient cash to operate in the ordinary course of business or such Distribution otherwise would jeopardize its ability to satisfy any obligation or liability of the Company or such Subsidiary.

(f)   No Limitation On Other Provisions. Nothing in this Section 4.1 shall preclude the Company from making: (i) "guaranteed payments" to Members that provide services to the Company in exchange for such services in the ordinary course of business consistent with past practices; (ii) redeeming any Unit; (iii) reimbursing a Member for expenses incurred on behalf of the Company or otherwise indemnifying a Member as provided for in this Agreement; or (iv) otherwise making a payment to any Member that does not constitute a Distribution.

IV.2   **Allocations of Profits and Losses.** Subject to, and after the application of, the allocation rules in Sections 4.3 and 4.4, Profits and Losses and, if necessary, items thereof, for a Taxable Year (or other relevant period) shall be allocated among the Members for such Taxable Year (or other relevant period) so as to produce, as nearly as possible, an Adjusted Capital Account balance for each Member (determined without regard to reductions for Distributions made to the Member during the Taxable Year (or other relevant period)) equal to the following:

(a)   the sum of the cash and Fair Market Value of property actually distributed to the Member within such Taxable Year (or other relevant period), plus

(b)   the hypothetical cash that would be distributed to such Member if (1) each of the Company's assets were sold for an amount of hypothetical cash equal to the sum of (A) the Gross Asset Values of the assets at the end of such Taxable Year (or other relevant period), plus (B) the aggregate Company Minimum Gain and Member Nonrecourse Debt Minimum Gain at the end of such Taxable Year (or other relevant period), (2) the Company paid all of its liabilities (and unpaid Tax Distributions) in accordance with their terms up to the amount of the hypothetical cash, and (3) the remaining hypothetical cash from such deemed sale were immediately distributed under Section 4.1(a).

IV.3   **Special Allocations.** Any allocation of Profits and Losses (or items thereof) for purposes of maintaining Capital Accounts will, however, be subject to any adjustment required to comply with Treasury Regulation Sections 1.704-1 and 1.704-2, including the following adjustments and special allocations which shall be made in the following order of priority and prior to any allocation under Section 4.2:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during any Taxable Year (or other relevant period), each Member shall be specifically allocated items of Company income and gain for such Taxable Year (or other relevant period) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(a) is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article IV, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year (or other relevant period), each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specifically allocated items of Company income and gain for such Taxable Year (or other relevant period) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(c) were not in this Agreement. This Section 4.3(c) is intended to qualify as a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d) and shall be interpreted consistently therewith.

(d)   Gross Income Allocation. In addition, if any Member has an Adjusted Capital Account Deficit at the end of any Taxable Year (or other relevant period), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(d) were not in this Agreement.

(e)   Stop Loss. Notwithstanding the foregoing provisions of Section 4.2, the Losses (or items of expense or deduction or loss) allocated pursuant to Section 4.2 shall not exceed the maximum amount that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year (or other relevant period). In the event some but not all of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 4.2, the limitation set forth in this Section 4.3(e) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d). All Losses (or items of expense or deduction or loss) in excess of the limitation set forth in this Section 4.3(e) shall be allocated to other Members in accordance with the positive balances in such Members' Adjusted Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(f)   Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year (or other relevant period) shall be specially allocated in a manner permitted under Treasury Regulation Section 1.704-2(e) and selected by the Board (or its designee).

(g)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year (or other relevant period) shall be specially allocated to the Members in accordance with Treasury Regulation Section 1.704-2(i).

(h)   Section 754 Adjustments. Items of income, gain, loss, and deductions shall be specifically allocated to the Members to comply with Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(i)   Regulatory Allocations. The allocations set forth in Section 4.3(a) through Section 4.3(h) (collectively, the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the parties to this Agreement that, to the extent possible, all Regulatory Allocations will be offset in the current Taxable Year or future Taxable Years either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.3(i).

IV.4   Other Allocation Rules for Profits and Losses for Capital Accounts.

(a)   In the event Members are admitted to the Company pursuant to this Agreement on different dates, the Company items of income, gain, loss, deduction and credit allocated to the Members for each Taxable Year during which Members are so admitted shall be allocated among the Members in proportion to their respective interests during such Taxable Year using any reasonable convention permitted by Section 706 of the Code and selected by the Board (or its designee).

(b)   In the event a Member transfers its Units during a Taxable Year, the allocation of Company items of income, gain, loss, deduction and credit allocated to such Member and its transferee for such Taxable Year shall be made between such Member and its transferee in accordance with Section 706 of the Code using any reasonable convention permitted by Section 706 of the Code and selected by the Board (or its designee).

(c)   If, and to the extent that, any Member is deemed to recognize any item of income, gain, deduction, or loss as a result of any transaction between the Member and the Company pursuant to Sections 83, 482 or 7872 of the Code, or a similar provision now or hereafter in effect, the Company shall use reasonable efforts to allocate the corresponding item of Profit or Loss to the Member who recognizes such item in order to reflect the Member's economic interest in the Company.

(d)   For purposes of determining the allocations under this Article IV, all outstanding Units shall be treated as vested and as having the right to share in any Distribution under Section 4.1.

IV.5   Tax Allocations; Code Section 704(c) Allocations.

(a)   Except as otherwise provided in this Section 4.5, all items of Company income, gain, loss and deduction for income tax purposes shall be allocated among the Members in the same manner as they share correlative items of Profit and Loss for the relevant Taxable Year (or other period).

(b)   In accordance with Code Section 704(c) and the Treasury Regulations, items of income, gain, loss and deduction with respect to any property of the Company shall, solely for income Tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property and its initial Gross Asset Value.

(c)   If any portion of gain recognized from the disposition of assets by the Company represents the "recapture" of previously allocated deductions by virtue of the application of Code Section 1245 or 1250 (the "Recapture Gain"), such Recapture Gain shall be allocated, solely for income Tax purposes in accordance with Treasury Regulation Sections 1.1245-1(e)(2) and (3) and 1.1250-1(f).

(d)   Tax credits and Tax credit recapture shall be allocated among the Members in accordance with any reasonable method selected by the Board (or its designee) that is permitted by applicable Tax laws.

(e)   Unless otherwise provided in this Section 4.5, any elections or other decisions relating to allocations for income Tax purposes, including selecting any allocation method under Treasury Regulation Section 1.704-3, shall be made by the Board (or its designee); provided, that the remedial allocation method of Treasury Regulation Section 1.704-3(d) shall be elected with respect to the contribution of assets deemed made for federal income tax purposes as a result of the transactions contemplated by the Purchase Agreement.

(f)   Allocations pursuant to this Section 4.5 are solely for income Tax purposes and shall not affect or in any way be taken into account in computing any Member's Capital Account.

IV.6   Allocation of Liabilities. The liabilities of the Company shall be allocated to the Members in any manner permitted under Code Section 752 and Treasury Regulations promulgated thereunder and as selected by the Board (or its designee).

IV.7   Compliance with Tax Laws. The allocation rules set forth in Section 4.2 through Section 4.6 are intended to comply with the Code and Treasury Regulations and to ensure that all allocations under this Article IV are respected for United States federal income tax purposes and shall be interpreted consistently with such intent. If for any reason the Tax Matters Member determines that any provision of Section 4.2 through Section 4.6 do not comply with the Code or Treasury Regulations or that the allocations under this Article IV may not be respected for United States federal income tax purposes, the Board, subject to the next sentence, may take all reasonable actions, including amending this Article IV or adjusting a Member's Capital Account or how Capital Accounts are maintained, to ensure compliance with the Code and Treasury Regulations and that the allocations provided for in this Article IV shall be respected for United States federal income tax purposes. Nothing in this Section 4.7 shall permit any changes to the provisions of Sections 4.1 or 12.2.

ARTICLE V

MANAGEMENT

V.1   Management by the Board. In managing the business and affairs of the Company and exercising their powers, the Managers shall be members of and shall act as a Board of Managers (the "Board"). The Board may act (a) through meetings and written consents pursuant to Sections 5.7 and 5.8, (b) through Committees pursuant to Section 5.5 and (b) through any Manager or other individuals to whom authority and duties have been delegated pursuant to Section 5.9.

V.2   Authority of the Board. Subject to <u>Section 15.1</u>, and further subject to the provisions of this <u>Article V</u> and <u>Article VI</u>, the Board shall have the exclusive and complete charge of the Company (including its management).

V.3   Number; Board Composition.

(a)   The Board may set the number of Managers to serve thereon. The Board shall initially consist of four (4) Managers.

(b)   The Board shall initially be comprised as follows:

(i)   Anchored Financial LLC ("Anchored") (or its designee) shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Anchored Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Anchored Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Anchored Manager shall initially be Eric Burney;

(ii)   Mammoth Advisors, LLC ("Mammoth") (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Mammoth Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Mammoth Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Mammoth Manager shall initially be Max Kane;

(iii)   9Tail Fox LLC ("9Tail") (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>9Tail Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor 9Tail Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the 9Tail Manager shall initially be John Liu;

(iv)   Green Light Investments, LLC ("Green Light") (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Green Light Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Green Light Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Green Light Manager shall initially be Alex Egan.;

(v)   at any time upon the approval of the Members, the Board may increase the number of Managers constituting the Board.

(c)   Each appointment to the Board of, or any proposal to remove from the Board, any Manager shall be made by delivering to the Company a notice signed by the party or parties entitled to such appointment or proposal. As promptly as practicable, but in any event within ten (10) days, after delivery of such notice, the Company shall take or cause to be taken such actions as may be reasonably required to cause the appointment or removal proposed in such notice. Such actions may include calling a meeting or soliciting a written consent of the Board, or calling a meeting or soliciting a written consent of the Members.

V.4   Additional Debt. The written consent of a Class A Super-Majority shall be required in order for the Board to cause the Company, to incur additional debt in excess of the debt that currently exists as of the Date of this Agreement with the exception of a working capital line of credit.

V.5   Committees. The number and composition of any committee of the Board (a "Committee") shall be determined from time to time by the Board. At every meeting of any such Committee, the presence of a majority of the members thereof shall constitute a quorum, and the affirmative vote of a majority of the members present shall be necessary for the adoption of any resolution. Any such Committee, to the extent provided in such resolution or in this Agreement, shall have and may exercise all of the authority of the Board. The Board may dissolve any Committee at any time unless otherwise provided in this Agreement.

V.6   Vacancies and Removal.

(a)   The Managers designated in Section 5.3 will be elected at any annual or special meeting of the Members (or by written consent in lieu of a meeting of the Members) and will serve until their successors are duly elected and qualified or until their earlier resignation or removal.

(b)   Subject to the foregoing regarding the appointment of the Managers, in the event a vacancy is created on the Board by reason of the death, removal for any reason or resignation of any Manager, each of the Members hereby agrees that (i) such vacancy shall be filled in accordance with the procedures set forth in this Section 5.6 and (ii) no Member shall have the ability to fill any vacancy to the extent that the ability to appoint such Managers is specifically granted to other Members pursuant to this Section 5.6. No Member shall have the ability to remove a Manager to the extent that such Manager was nominated by another Member or any Affiliate thereof.

V.7   Board Meetings.

(a)   Board Action. A majority of the total number of Managers fixed by, or in the manner provided in, this Agreement shall constitute a quorum for the transaction of business of the Board and the act of a majority of the Managers present at a meeting of the Board at which a quorum is present shall be the act of the Board. At all meetings of the Managers, each Manager shall have one (1) vote.

(b)   Regular Meetings. Regular meetings of the Board shall be held at least quarterly unless otherwise determined by the Board. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Manager at least two (2) Business Days prior to such meeting.

(c)   Special Meetings. Special meetings of the Board may be called by any Manager on at least three (3) Business Days' notice, in each case to each other Manager (or such shorter notice as to which the Managers may agree). Attendance of a Manager at a special meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

V.8   Action by Written Consent or Telephone Conference. Subject to the limitations set forth herein, any action permitted or required by the Delaware Act or this Agreement to be taken at a meeting of the Board or any Committee designated by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by a majority of the Board or such Committee, as the case may be. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such Person executing such consent at a meeting of the Board or any such Committee, as the case may be. Subject to the requirements of the Delaware Act or this Agreement for notice of meetings, the Managers or the members of any Committee designated by the Board may participate in and hold a meeting of the Board or any Committee, as the case may be, by means of a conference telephone or similar communications equipment including, but not limited to, video conferencing, by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such Person participating at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The Board shall provide written notice to any Managers that are not present at any meeting of the Board or of any actions taken by the Board by written consent within three (3) Business Days of such action being approved or taken.

V.9   Delegation of Authority and Duties. Subject to Section 6.1, the Board may, from time to time, delegate to one or more Persons (including any Manager or officer of the Company) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including Chairman, Chief Executive Officer, President, Vice President, Secretary, Assistant Secretary, Controller, Treasurer and Assistant Treasurer) to any Manager or other individuals and delegate to such Managers or other individuals certain authority and duties. Any number of titles may be held by the same Manager or other individual. Any delegation pursuant to this Section 5.9 may be revoked at any time by the Board. Any Person dealing with the Company, other than a Member, may rely on the authority of any officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

V.10   Observer Rights. The Members shall be entitled to have representatives attend and participate in all functions of the Board as observers (the "Observers"), but such Observers shall have no voting rights. Each Observer shall receive notice of all meetings of the Board and all written materials distributed to the members of the Board prior to the meeting to which they apply. The Board reserves the right to withhold any information and to exclude any Observer from access to any meeting or portion thereof if the Board reasonable believes in good faith upon advice of counsel that such exclusion is necessary in order to preserve the attorney client privilege or could result in disclosure of trade secrets or a conflict of interest, or if such Observer is a Competitor of the Company, as determined by a majority of the Managers.

V.11 Limitation of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company, and to the maximum extent permitted by the Delaware Act, no present or former Manager or any of such Manager's Affiliates shall be liable to the Company or to any other Member for any act or omission performed or omitted by such Person in its capacity as a Manager of the Company, a member of the Board or any Committee thereof taken in good faith, to the maximum extent permitted by applicable law; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's or such Person's Affiliates' fraud or willful misconduct. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its Affiliates, employees, agents or representatives, and no Manager or any of such Manager's Affiliates shall be responsible for any fraud, misconduct or negligence on the part of any such Affiliate, agent or representative appointed by the Board (so long as such Affiliate, agent or representative was selected in good faith). The Board shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good faith reliance on such advice shall in no event subject the Board, any Manager or any of their Affiliates, employees, agents or representatives to liability to the Company or any Member.

V.12 Indemnification.

(a)   Right to Indemnification. Except as otherwise required by law or by this Agreement, the Company shall indemnify and hold harmless each Person (each, a "Covered Person") to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against any losses, liabilities, damages and expenses (including amounts paid for attorneys' fees, judgments, settlements, fines, excise taxes or penalties in connection with any threatened, pending or completed action, suit or proceeding) incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person (i) is or was serving as a Manager, officer or director of the Company or any of its Subsidiaries (and any Person that is or was serving as an employee or agent of the Company or its Subsidiaries or is or was serving at the request of the Company or its Subsidiaries as a representative, officer, director, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise), or (ii) is or was a Member, but only to the extent not prohibited by applicable law; provided, that no such Person shall be indemnified for any losses, liabilities, damages or expenses suffered that are attributable to such Person's fraud, willful misconduct, gross negligence, or Bad Act. The Company shall pay the expenses incurred by any such Covered Person indemnifiable hereunder, as such expenses are incurred, in connection with any proceeding in advance of the final disposition, so long as the Company receives an undertaking by such Covered Person to repay the full amount advanced if there is a final determination that such Covered Person failed the applicable standards set forth above or that such Covered Person is not entitled to indemnification as provided herein for other reasons.

(b)   Non-Exclusive Right. The right to indemnification and the advancement of expenses conferred in this Section 5.12 shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any statute, agreement, bylaw, vote of the Board or otherwise.

(c)   Insurance. The Company shall maintain insurance, at its or any of its Subsidiaries' expense, to protect any Covered Person against any loss, liability, damage or expense described in Section 5.12(a) above whether or not the Company would have the power to indemnify such Covered Person against such loss, liability, damage or expense under the provisions of this Section 5.12.

(d)   No Personal Liability. Notwithstanding anything contained herein to the contrary (including in this Section 5.12), any indemnity by the Company relating to the matters covered in this Section 5.12 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(e)   Severability. If this Section 5.12 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 5.12 to the fullest extent permitted by any applicable portion of this Section 5.12 that shall not have been invalidated and to the fullest extent permitted by applicable law.

V.13   Expenses; Fees. The Company shall reimburse each (i) Manager; (ii) Observer; and (iii) employee or representative of the Company that the Board requests attend a meeting of the Board (solely with respect to such Person's out-of-pocket expenses incurred in connection with attending such meeting), in each case, for his or her reasonable out-of-pocket expenses (including travel) incurred in connection with the attendance of meetings of the Board or any Committee thereof or such Person's pursuit of Company-related endeavors.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF MEMBERS

VI.1   Members Right to Act.

(a)   Authority of Members. Except for a Person who is a Member and also a Manager or officer of the Company, no Member shall be entitled to participate in or vote in matters involving the management or the business of the Company, all such authority being vested in the Board and the officers of the Company. The Members shall be entitled to exercise only those rights specifically granted to them in this Agreement or to vote on such matters as may be submitted to them by the Board in its discretion or as is otherwise required by this Agreement or applicable law. Subject to Article V, the Class A Members, in respect of their Class A Units, shall be entitled to vote for the election of the Board at such times as determined pursuant to this Agreement. Such Members who are not also Managers (acting as members of the Board) or officers of the Company, shall have no authority, express or implied, to bind the Company.

(b)   Member Action. For situations for which the approval of the Members is required by this Agreement or by applicable law, only the holders of Class A Units shall be entitled to vote on matters requiring a vote of the Members, and each Class A Unit shall be entitled to one (1) vote per Unit on matters requiring a vote of the Members. Except as otherwise provided herein, holders of Class A Units shall have no voting rights. Such vote of the Class A Members may be taken at an annual or special meeting of the Members in accordance with the provisions of this Article VI. A Class A Majority, represented in person or by proxy, shall constitute a quorum for the transaction of business of the Members. The vote of a majority of the Class A Members represented at a meeting of the Members at which a quorum is present shall be the act of the Members. For situations for which the approval of a Class A Super-Majority is required, if a Class A Super-Majority cannot be reached, any Class A Member shall be permitted to submit the matter to a neutral third party, to be mutually agreed upon by the Class A Members, for arbitration, which decision shall be binding upon all Class A Members.

(c)   Meetings Generally. Meetings of the Members may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Members, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Member at least three (3) Business Days prior to such meeting.

(d)   Annual Meeting. An annual meeting of the Members may be held on such date and at such time as may be designated by the Board from time to time for the transaction of such business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding Business Day.

(e)   Special Meetings. Special meetings of the Members may be called by a Member on at least three (3) Business Days' notice to each Member. Attendance of a Member at a special meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

VI.2   Action by Written Consent or Telephone Conference. Subject to the limitations set forth herein, any action permitted or required by the Delaware Act or this Agreement to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by such of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as shall be required to authorize, approve, ratify or otherwise consent to such action under the Delaware Act and this Agreement (which may be less than all of the Members, in which event a copy thereof shall be sent to each of the Members who did not sign the consent). Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such Person executing such consent at a meeting of the Members. Subject to the requirements of the Delaware Act or this Agreement for notice of meetings, the Members may participate in and hold a meeting of the Members by means of a conference telephone or similar communications equipment including, but not limited to, video conferencing, by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such Person participating at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

VI.3 **Limitation of Liability.** Except as otherwise provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or acting as a Member of the Company; provided, that a Member shall be required to return to the Company any Distribution made to it in a clear and manifest accounting error or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Delaware Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

VI.4 **Lack of Authority.** Unless delegated such power in accordance with Section 5.9 or as otherwise expressly provided in this Agreement, no Member has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of the powers conferred upon them by law and this Agreement.

VI.5 **No Right of Partition.** No current or former Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; COVENANTS

VII.1 **Investment Representations.** By executing this Agreement (or, after the date hereof, any counterpart or Joinder Agreement) and in connection with the issuance of Equity Securities to such Member, each Member represents and warrants to the Company as follows:

(a) The Equity Securities being acquired by such Member pursuant to this Agreement or otherwise will be acquired for such Member's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, the Equity Securities were not offered to such Member by means of general solicitation or general advertising and the Equity Securities will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(b)   Such Member is sophisticated in financial matters and is able to evaluate the risks and benefits of decisions respecting the investment in the Equity Securities and is an Accredited Investor.

(c)   Such Member is able to bear the risk of its investment in the Equity Securities for an indefinite period of time and is aware that transfer of the Equity Securities may not be possible because (i) such transfer is subject to contractual restrictions on transfer set forth in this Agreement, and (ii) the Equity Securities have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act and such applicable state securities laws or an exemption from such registration is available.

(d)   Such Member has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Equity Securities and has had access to such other information concerning the Company and its respective Subsidiaries and Affiliates and the Equity Securities as such Member may have requested and that in making its decision to invest in the Equity Securities being acquired such Member is not in any way relying on the fact that any other Person has decided to be a Member hereunder or to invest in the Equity Securities.

(e)   Such Member has received and carefully read a copy of this Agreement. This Agreement and each of the other agreements contemplated hereby to be executed by such Member constitute the legal, valid and binding obligation of such Member, enforceable in accordance with their terms, and the execution, delivery and performance of this Agreement and such other agreements do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Member is a party or any law, regulation, judgment, order or decree to which such Member is subject.

(f)   To the extent applicable, the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained.

(g)   Such Member has been given the opportunity to consult with independent legal counsel regarding his, her or its rights and obligations under this Agreement and has consulted with such independent legal counsel regarding the foregoing (or, after carefully reviewing this Agreement, has freely decided not to consult with independent legal counsel), fully understands the terms and conditions contained herein and therein and intends for such terms to be binding upon and enforceable against him, her or it.

(h)   The determination of such Member to acquire the Equity Securities has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase, which may have been made or given by any other Member or by any agent or employee of any other Member (including any Managers or officer of the Company).

VII.2   **Non-Disparagement; Confidentiality; Non-Competition.**

(a)   Non-Disparagement. Each Member hereby agrees to refrain from making any statement or communicating (whether oral or written) any information concerning any Member, any Affiliate of any Member or the Company and its Subsidiaries, to any Person other than a member of the Board, that is negative or disparaging toward such Person.

(b)   Confidentiality. Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information or documents and trade secrets of the Company and its Subsidiaries, including this Agreement (or any of the terms and conditions of this Agreement or any other agreement related to or arising out of this Agreement), supplier or customer lists, terms of contracts, pricing information, marketing information or sales techniques, implementation or operation techniques or information, financial information and confidential information of the Company and its Subsidiaries regarding identifiable, specific and discrete business techniques, metrics or opportunities being pursued by the Company or its Subsidiaries (the "Confidential Information"). Each Member (on behalf of itself and any of its directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to directors, officers, representatives, agents and employees of the Company or its Subsidiaries and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to any partner, subsidiary, parent, employee, advisor or Affiliate of such Member for the purpose of evaluating its investment in the Company or to potential investors of such Member or its Affiliates in offering materials or in updates to investors of such Member or its Affiliates, as long as such partner, subsidiary, parent, employee, advisor, Affiliate, investor or potential investor is approved by the Board and is advised that such information is confidential and is pursuant to written agreements with a party hereto or its Affiliates, subject to restrictions on use and disclosure of such information that are substantially similar to or more restrictive than those set forth in this Agreement; (iii) to such Member's auditors, attorneys or other agents; or (iv) as is required to be disclosed by order of any Governmental Authority, or by subpoena, summons or legal process, or by law, rule or regulation (provided, that the Member required to make such disclosure shall provide to the Board prompt notice of such disclosure so that the Company may seek an appropriate protective order or other applicable remedy or waive compliance with the provisions of this Section 7.2(b)). If, in the absence of such protective order or other remedy or the receipt of a waiver hereunder, such Member believes in good faith, after consulting with counsel, that it is legally compelled to disclose any such information to the tribunal, such Member may disclose such information, to the minimum extent possible, to the tribunal; provided, that such Member shall use its commercially reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of such information required to be disclosed, as the Board shall reasonably designate. For purposes of this Section 7.2(b), Confidential Information shall not include any information of which (A) such Person learns from a source other than the Company, its Subsidiaries or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, or (B) is already publicly available, other than as a result of a breach of this Section 7.2(b).

(c)   Non-Competition.

(i)   For the period commencing on the date hereof and continuing until the one (1) year anniversary following the date on which a Member no longer holds direct or indirect Equity Interests in the Company (the "Non-Compete Period"), such Member shall not, and such Member shall prohibit its Affiliates from, directly or indirectly through any other Person (whether as an officer, director, employee, partner, consultant, holder of equity or debt investment, lender or in any other manner or capacity), own, manage, Control, participate in, consult with, render services for, or in any manner engage in or represent any business within any Restricted Territory that is a Competitor during the Non-Compete Period. As used in this Agreement, "Restricted Territory" means anywhere in North America.

(ii)   Nothing herein shall prohibit any Member from being a passive owner of not more than three percent (3.0%) of the outstanding stock of any class of an entity that is a Competitor and that is publicly traded, so long as such Member has no active participation in the business of such entity.

(iii)   During the Non-Compete Period, each Member shall not, and each Member shall cause its Affiliates not to, directly or indirectly through another Person (i) induce or attempt to induce any employee or independent contractor of the Company, its Subsidiaries or any of their respective Affiliates to terminate their relationship with the Company, its Subsidiaries or such Affiliate, as applicable, or engage in any conduct or communications with any employee of the Company, its Subsidiaries or any of their respective Affiliates that directly or indirectly causes such employee to terminate his or her employment relationship with the Company, its Subsidiaries or such Affiliate; (ii) hire any person who was an employee of the Company, its Subsidiaries or an Affiliate thereof until one (1) year after such individual's employment relationship with the Company, its Subsidiaries or such Affiliate has been terminated; (iii) intentionally induce or attempt to induce any customer, supplier, distributor, payor, vendor, licensee or other business relation of the Company, its Subsidiaries or any of their respective Affiliates to cease doing business, or reduce its business, with the Company, its Subsidiaries or such Affiliate, or in any way interfere with the relationship between any such customer, supplier, payor, vendor, licensee or business relation, on the one hand, and the Company, its Subsidiaries or such Affiliate, on the other hand; or (iv) hire or attempt to hire any supplier of the Company, its Subsidiaries or any of their respective Affiliates.

(iv)   Each Member understands that the foregoing restrictions will limit his, her or its ability to earn a livelihood in a Competitor, but nevertheless believes that such Member has received and will receive sufficient consideration and other benefits as provided in this Agreement to clearly justify such restrictions which, in any event such Member does not believe would prevent him, her or it from otherwise earning a living. Each Member has carefully considered the nature and extent of the restrictions placed upon him, her or it by this Agreement, and hereby acknowledges and agrees that the same are reasonable in time, scope and territory, does not confer a benefit upon the Company, its Subsidiaries or any of their respective Affiliates disproportionate to the detriment of such Member, are reasonable and necessary for the protection of the Company, its Subsidiaries and their respective Affiliates.

(v)   Each Member acknowledges that the restrictions herein are within the legitimate business interests of the Company since the Members will have significant knowledge of trade secrets of the Company, its Subsidiaries and their respective Affiliates as well as knowledge of valuable confidential business and professional information that otherwise may not qualify as trade secrets. In addition, each Member may have substantial relationships with specific prospective or existing suppliers, vendors or licensees. Further, the Members and their Affiliates may develop significant goodwill with these business relationships by way of trade name, trademark, service mark or "trade dress." Each Member acknowledges that he or it possesses extraordinary or specialized training that would constitute competition against the legitimate business interests of the Company, its Subsidiaries and their respective Affiliates.

(vi) Each Member recognizes and agrees that the restrictions herein supersede and control over any prior restrictive covenants he may have previously entered into with the Company or its Subsidiaries, and also consents and agrees that the restrictions herein shall be enforceable by any successors or assigns of the Company and its Subsidiaries, as applicable.

(vii) Each Member understands and agrees that the restrictions contained herein are essential elements to this Agreement, and that without such restrictions the Company would not enter into this Agreement.

(viii) If, at the time of enforcement of this Section 7.2, a court or arbitrator holds that the restrictions stated herein are unreasonable under the circumstances then existing, the court or arbitrator may modify such restrictions as may be appropriate for enforcement, and the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area determined to be reasonable under the circumstances by such court or arbitrator, as applicable.

(i) Each Member covenants and agrees that such Member will not seek to challenge the enforceability of the covenants contained in this Section 7.2. against the Company, its Subsidiaries or any of their respective Affiliates, nor will such Member assert as a defense to any action seeking enforcement of the provisions contained in this Section 7.2 (including an action seeking injunctive relief) that such provisions are not enforceable due to lack of sufficient consideration received by such Member. The parties hereto agree and acknowledge that money damages would be an inadequate remedy for any breach of this Section 7.2. Therefore, in the event of a breach or threatened breach by any Member of this Section 7.2, the Company, its Subsidiaries or their respective successors or assigns may, in addition to other rights and remedies existing in their favor at law or in equity, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Section 7.2 (without posting a bond or other security). Upon any such application, the Company, its Subsidiaries or their successors or assigns, shall be entitled to reasonable attorneys' fees and costs in bringing such action should it be the prevailing party.

(d) Remedies. Each Member acknowledges and agrees that (i) the restrictions contained in this Section 7.2 are reasonable in scope and duration and are necessary to protect the Company and its Subsidiaries and each of their respective businesses, (ii) any breach of this Section 7.2 will cause irreparable injury to the Company and its Subsidiaries and upon any breach or threatened breach of any provision of this Section 7.2, the Company (and/or the affected Member) shall be entitled, in addition to any other remedies it may have, to injunctive relief, specific performance or other equitable relief without the necessity of proving actual damage or posting bond, (iii) the enforcement by Company or any of its Subsidiaries of any of their rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that it may possess in law or equity absent this Agreement and (iv) the prohibitions against disclosure of Confidential Information are in addition to, and not in lieu of, any other rights or remedies that the Company or any of its Subsidiaries may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of trade secrets or proprietary information.

ARTICLE VIII

TRANSFER OF INTERESTS

I.1   Additional Members. The Company shall require each Person that acquires Equity Securities (pursuant to a Transfer, issuance or otherwise) after the date hereof (an "Additional Member"), as a condition to the effectiveness of such acquisition, to execute a joinder to this Agreement, substantially in the form attached hereto as Exhibit B (the "Joinder Agreement"), whereupon such Person shall be bound by, and entitled to the benefits of and subject to the obligations of, the provisions of this Agreement.

VIII.1   Limitations on Transfers.

(a)   No Transfer of any Applicable Securities by any Member shall become effective unless and until (i) the Transferee (unless already subject to this Agreement) executes and delivers to the Company a Joinder Agreement, agreeing to be treated in the same manner as the transferring Member and (ii) such Transfer is either (A) a Permitted Transfer or (B) otherwise made pursuant to this Article VIII. Upon such Transfer and such execution and delivery, the Transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transferred Applicable Securities in the same manner as the transferring Member. The provisions regarding Transfers of Applicable Securities contained in this Article VIII shall apply to all Applicable Securities now owned or hereafter acquired by a Member. Any Transfer of Applicable Securities by a Member not made in accordance with this Article VIII shall be void *ab initio*.

(b)   Notwithstanding anything to the contrary contained herein, except as approved by the Board, no Member may Transfer any Applicable Securities to any Person (or to any Affiliate thereof), (i) who is a Competitor other than in connection with an Approved Sale, (ii) if the Transfer would terminate the partnership for purposes of Section 708 of the Code or (iii) if the Transfer could result in the Company being treated as a "publicly traded partnership" under Section 7704 of the Code.

(c)   Each Member shall, after complying with the provisions of this Agreement, but prior to any Transfer of Applicable Securities, give written notice to the Company of such proposed Transfer. Each such notice shall describe the manner and circumstances of the proposed Transfer. Upon request by the Company, each Member seeking to Transfer Applicable Securities shall deliver a written opinion, addressed to the Company, of counsel for such Member, stating that in the opinion of such counsel (which opinion and counsel shall be reasonably satisfactory to the Company) such proposed Transfer does not involve a transaction requiring registration or qualification of such Applicable Securities under the Securities Act or the securities laws of the applicable State of the United States; provided, however, that no such opinion shall be required for a Transfer which is a Permitted Transfer or a Transfer effected pursuant to Sections 8.4(f) or 8.5. Subject to compliance with the other provisions of this Agreement, if the Company does not request such an opinion within ten (10) Business Days of receipt of the notice, the Transferring Member shall be entitled to Transfer such Applicable Securities, on the terms set forth in the notice, within sixty (60) days of delivery of the notice.

(d)   Each Member that is an entity that was formed for the sole purpose of directly or indirectly acquiring Applicable Securities or that has no substantial assets other than Applicable Securities or direct or indirect interests in Applicable Securities agrees that (i) certificates for shares of its common stock or other instruments reflecting equity interests in such entity (and the certificates for shares of common stock or other equity interests in any similar entities Controlling such entity) will note the restrictions contained in this Agreement on the restrictions on Transfer of shares as if such common stock or other equity interests were Applicable Securities, (ii) no shares of such common stock or other equity interests may be Transferred or issued to any Person other than in accordance with the terms and provisions of this Agreement as if such common stock or other equity interests were Applicable Securities and (iii) any transfer of such common stock or other equity interests shall be deemed to be a transfer of a *pro rata* number of Applicable Securities hereunder.

(e)   Notwithstanding anything to the contrary contained herein, no Member, or such Member's Permitted Transferees, shall be permitted to Transfer all or any part of its Applicable Securities to any Person other than (i) to Permitted Transferees or (ii) pursuant to Sections 8.3, 8.4(f), or 8.5.

VIII.2 Co-Sale Rights.

(a)   Subject to compliance with the other applicable provisions of this Agreement, if, at any time a Class A Super-Majority (for purposes of this Section 8.3, the "Co-Sale Transferor(s)") proposes to Transfer his, its or their respective Units (other than pursuant to a Permitted Transfer or Section 8.4(f)) to any Person (the "Co-Sale Transferee"), then the Co-Sale Transferor(s), at least thirty (30) days prior to the closing of such Transfer, shall deliver a notice (the "Co-Sale Notice") to the other Members holding the same class of Units as the Units that are the subject of the Co-Sale Notice (the "Other Members") detailing the terms and conditions of the proposed Transfer and indicating that the Co-Sale Transferee has (i) been informed of the co-sale rights provided for in this Section 8.3 and (ii) agreed to purchase such Units in accordance with the terms hereof.

(b)   The Co-Sale Transferor(s) shall not be permitted to Transfer any Units to the Co-Sale Transferee unless the Other Members are permitted to Transfer their respective Co-Sale Pro Rata Amount of the aggregate number of such Units to which the Co-Sale Notice relates, to the extent the Other Members have timely delivered a Tag-Along Notice in accordance with Section 8.3(d).

(c)   The Co-Sale Transferor(s) shall, in addition to complying with the provisions of this Section 8.3, comply with the other provisions of this Article VIII.

(d)   Within thirty (30) days after delivery of the Co-Sale Notice, each Other Member may elect to participate in the proposed Transfer by delivering to such Co-Sale Transferor(s) a notice (the "Tag-Along Notice") specifying the number of Units (up to his, her or its Co-Sale Pro Rata Amount) with respect to which such Other Member shall exercise his, her or its rights under this Section 8.3. For purposes of this Section 8.3, each Other Member may aggregate his, her or its Co-Sale Pro Rata Amount among Other Members in his, her or its Group to the extent that such Other Members in his, hers or its Group do not elect to sell their respective Co-Sale Pro Rata Amounts.

(e)   Any Units properly included in a Tag-Along Notice shall be Transferred on terms at least as favorable as the terms and conditions as set forth in the Co-Sale Notice.

VIII.3 Preemptive Rights.

(a)   If the Company proposes to issue any New Securities to any Person, the Company shall, before such issuance, deliver to the Members (collectively, and including their Permitted Transferees who are Members, the "Subscribing Members") a written notice offering to issue to the Subscribing Members such New Securities upon the terms set forth in this Section 8.4 (the "Preemptive Offer Notice"). The Preemptive Offer Notice shall state that the Company proposes to issue New Securities and shall set forth the number and terms and conditions (including the purchase price) of such New Securities. The offer (the "Preemptive Offer") shall remain open and irrevocable for a period of twenty-one (21) days (the "Preemptive Offer Period") from the date of its delivery.

(b)   Each Subscribing Member may accept the Preemptive Offer by delivering to the Company a notice (the "Purchase Notice") at any time during the Preemptive Offer Period. The Purchase Notice shall state the number (the "Preemptive Offer Number") of New Securities such Subscribing Member desires to purchase. If the sum of all Preemptive Offer Numbers exceeds the number of New Securities, the New Securities shall be allocated among the Subscribing Members that delivered a Purchase Notice in accordance with their respective Pro Rata Amount of such New Securities (based on the aggregate number of Class A Units outstanding at the time of the Preemptive Offer and held by all Members).

(c)   The issuance of New Securities to the Subscribing Members who delivered a Purchase Notice shall be made on a Business Day, as designated by the Company, not more than sixty (60) days after expiration of the Preemptive Offer Period on those terms and conditions of the Preemptive Offer not inconsistent with this Section 8.4.

(d)   If the number of New Securities exceeds the sum of all Preemptive Offer Numbers, the Company may issue such excess or any portion thereof on the terms and conditions set forth in the Preemptive Offer to any Person within ninety (90) days after expiration of the Preemptive Offer Period. If such issuance is not made within such ninety (90)-day period, the restrictions provided for in this Section 8.4 shall again become effective.

(e)   For purposes of this Section 8.4, each Subscribing Member may aggregate his, her or its Pro Rata Amount of such New Securities among other Subscribing Members in his, her or its Group to the extent that other Subscribing Members in his, her or its Group do not elect to purchase their respective Pro Rata Amounts of such New Securities.

(f)   Notwithstanding anything to the contrary contained herein, the Company may, in order to expedite the issuance of the New Securities, issue all or a portion of the New Securities to one or more Persons (each, an "Initial Subscribing Investor"), without complying with the provisions of this Section 8.4; provided, that prior to such issuance, either (i) each Initial Subscribing Investor agrees to offer to sell to each Member who is an Accredited Investor and who is not an Initial Subscribing Investor (each such Member, an "Other Accredited Member") his or its respective Pro Rata Amount of such New Securities on the same terms and conditions as issued to the Initial Subscribing Investors or (ii) the Company shall offer to sell an additional amount of New Securities to each Other Accredited Member only in an amount and manner which provides such Other Accredited Members with rights substantially similar to the rights outlined in Sections 8.4(b) and 8.4(c). The Initial Subscribing Investors or the Company, as applicable, shall offer to sell such New Securities to each Other Accredited Member within sixty (60) days after the closing of the purchase of the New Securities by the Initial Subscribing Investors.

VIII.4 Drag-Along Rights.

(a)   At any time that a Class A Super-Majority (for purposes of this Section 8.5, the "Dragging Member(s)") approves a Sale of the Company to one or more Persons (an "Approved Sale"), each Member and the Company shall consent to and raise no objections against the Approved Sale, and if such Approved Sale is structured as (i) a merger or consolidation of the Company or a Company Asset Sale, each Member shall, and hereby does, waive any dissenter's rights, appraisal rights or similar rights in connection with such merger, consolidation or sale, or (ii) a sale of Equity Securities (whether directly or indirectly through the sale of a Member), each Member shall, and hereby does, agree to sell its Equity Securities (whether directly or indirectly through the sale of a Member) on the terms and conditions of the Approved Sale. Each Member (in its capacity as a Member and, if applicable, as a Manager or an officer) and the Company shall take all necessary and desirable actions in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities (jointly and severally with respect to any escrow amounts and on a several basis thereafter), covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (B) effectuate the allocation and Distribution of the aggregate consideration upon the Approved Sale as set forth below. The Members shall not be required to comply with, and shall have no rights under, Sections 8.1 through 8.4 in connection with any Approved Sale.

(b)   Each Member shall receive the same portion of the aggregate consideration from such Approved Sale that such Member would have received if such aggregate consideration (in the case of a Company Asset Sale, after payment or provision for all liabilities) had been distributed by the Company pursuant to Section 12.6; provided, however, that no

Member shall be required to accept any securities (e.g., a promissory note or equity in the buyer or an Affiliate of the buyer) as a condition to such Approved Sale.

(c)   Each Member and the Company hereby grants an irrevocable proxy and power of attorney to any Person designated by the Dragging Member(s) (the "Member Nominee") to take all reasonable actions and execute and deliver all documents deemed reasonably necessary and appropriate by such Person to effectuate the consummation of any Approved Sale. The proxies and powers granted by the Members hereunder are coupled with an interest and are given to secure the performance of the Members' obligations hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability or bankruptcy of any Member or Permitted Transferee thereof. The Members hereby agree to indemnify, defend and hold the Member Nominee harmless (severally in accordance with their *pro rata* share of the consideration received in any such Approved Sale (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby absent gross negligence or fraud.

VIII.5 Legend. In the event that certificates representing the Equity Securities are issued (the "Certificated Units"), such certificates will bear substantially the following legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON _____, 2020 HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN A LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF OCTOBER ____, 2020, AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING LOAN AUTOMATIC, LLC (THE "COMPANY") AND BY AND AMONG CERTAIN INVESTORS. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

ARTICLE IX

BOOKS, RECORDS AND ACCOUNTING

IX.1   Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be maintained pursuant to applicable laws (the "Books and Records"). All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles III and IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined in good faith by the Board.

IX.2   Fiscal Year. The fiscal year (the "Fiscal Year") of the Company shall constitute the twelve (12) month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Board that is permitted under the Code and the Treasury Regulations.

IX.3   Reports. Upon written request, the Company shall deliver to the Members (a) within forty-five (45) days after the end of each calendar month, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such calendar month and for the period from the beginning of the Fiscal Year to the end of such calendar month, consolidated balance sheets of the Company and its Subsidiaries as of the end of such calendar month together with comparisons to the corresponding periods in the preceding year, (b) within forty-five (45) days after the end of each Fiscal Quarter which does not coincide with the end of the Fiscal Year, unaudited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the Fiscal Year to the end of such Fiscal Quarter, consolidated balance sheets of each of the Company and its Subsidiaries as of the end of such Fiscal Quarter together with comparisons to the corresponding periods in the preceding year, (c) within ninety (90) days after the end of each Fiscal Year, audited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Year, and consolidated balance sheets of the of the Company and its Subsidiaries as of the end of such Fiscal Year and (d) within sixty (60) days after the completion of each Fiscal Year, the annual budgets for the Company and its Subsidiaries. Upon the written request of any Member, the Company shall deliver to the Members (i) promptly upon becoming available, a copy of the Company's federal, state and local income tax returns for each year, (ii) a current list of the name and last known business, residence or mailing address of each Member and (iii) a copy of the then current written limited liability company agreement and certificate of formation of the Company, together with executed copies of any written powers of attorney pursuant to which the limited liability company agreement and any certificate and all amendments thereto have been executed.

IX.4   Transmission of Communications. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Board to such other Person or Persons.

ARTICLE X

TAX MATTERS

X.1   Tax Year. Unless otherwise determined by the Tax Matters Member or required by Code Section 706, the Taxable Year of the Company shall be its Fiscal Year.

X.2   Filing of Tax Returns.

(a)   The Company shall be responsible for timely filing all tax returns of the Company. Within a reasonable period of time after the end of each Taxable Year, the Company shall furnish to each Member its IRS Form K-1 for such Taxable Year and any similar forms required for state or local tax purposes.

(b)   Each Member shall furnish to the Company all pertinent information in its possession relating to the Member or the Company's operations that is reasonably necessary to enable the Company's tax returns to be prepared and filed or for the Company to determine Tax Distributions.

(c)   Any balance sheet prepared for any tax return of the Company shall, unless otherwise determined by the Board or required under applicable law, be prepared in accordance with the same methods of accounting used for purposes of determining Capital Accounts.

(d)   Each Member shall provide any forms (including an IRS Form W-9 or applicable IRS Form W-8) reasonably requested by the Company to allow the Company to determine the amount, if any, that is required to be withheld with respect to such Member under applicable Tax laws or to allow the Company to reduce any withholding Taxes or amounts payable by the Company.

X.3   Tax Elections.

(a)   Except as otherwise provided by this Agreement, all elections and decisions required or permitted to be made by the Company under any applicable Tax law shall be made by the Board (or its designee); provided, that the Company shall file an election under Code Section 754.

(b)   The Board (or its designee) shall determine whether to make election under Code Section 6231(a)(1)(B)(ii) to cause Code Section 6231(a)(1)(B)(i) not to apply (the "TEFRA Election"). If the TEFRA Election is made, then for any applicable Taxable Year, the Tax Matters Member is hereby designated as the "tax matters partner" for the Company within the meaning of Code Section 6231(a)(7). For any applicable Fiscal Year for which the Revised Partnership Audit Procedures apply, the Tax Matters Member is hereby designated as the "partnership representative" for the Company within the meaning of Code Section 6223, as amended by the Revised Partnership Audit Procedures (and any comparable provision of foreign, state, and local income tax laws, and any corresponding or similar provision of any succeeding income tax law). All Members (and former Members) agree to cooperate with, and to take all reasonable actions requested by the "partnership representative" to avoid or reduce any Tax imposed under Code section 6225 of the Revised Partnership Audit Procedures, including cooperating with any election under Code section 6226 of the Revised Partnership Audit Procedures, or to otherwise allow the Company and the "partnership representative" to comply with the Revised Partnership Audit Procedures. All Members shall cooperate in good faith to amend this Section 10.3(b) or other provisions of this Agreement as necessary to reflect any statutory amendments or the promulgation of Treasury Regulations or other administrative authority promulgated under the Revised Partnership Audit Procedures so as to, to the extent possible, preserve the relative rights, duties, and obligations of the Members hereunder. The Company shall reimburse the Tax Matters Member for all of its reasonable out-of-pocket expenses in acting in its capacity as "tax matters partner" and "partnership representative". If the Company or any other entity in which the Company holds an interest is obligated to pay any amount to a governmental agency or body or to any other Person (or otherwise makes a payment) specifically attributable to a Member of any taxes arising under the Revised Partnership Audit Procedures, then such Member shall reimburse the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payment). The obligations of a Member under this Section 10.3(b) shall survive such Member's sale or other disposition of its interests in the Company and the termination, dissolution, liquidation, or winding up of the Company.

(c)   Except in connection with a Conversion Event, no Member (including the Tax Matters Member), agent or employee of the Company is authorized to, or may, file Internal Revenue Service Form 8832 (or such alternative or successor form) to elect to have the Company be classified as a corporation for income tax purposes, in accordance with Treasury Regulation Section 301.7701-3.

(d)   By executing this Agreement, the Members and the Company agree that the Board shall take such actions (including amending this Agreement) as may be required by any authority with respect to the taxation of "profits interests" to conform to the tax consequences under Revenue Procedure 93-27 and Revenue Procedure 2001-43; provided, that the Board cannot take any action pursuant to this Section 10.3(d) if it would result in any Member receiving an after-tax return that is less than such Member would have received had such amendments not been made and the profits interest been taxed in accordance with Revenue Procedure 93-27 and Revenue Procedure 2001-43.

X.4   Tax Partnership.   Each Member acknowledges that this Agreement creates a partnership for federal and state income tax purposes, and hereby agrees not to elect under Code Section 761 or applicable state law to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute applicable to the Company.

ARTICLE XI

WITHDRAWAL AND RESIGNATION OF MEMBERS

XI.1   Withdrawal and Resignation of Members.   Except in connection with any Transfer in compliance with Article VIII, no Member shall have the power or right to withdraw or otherwise resign as a Member prior to the dissolution and winding up of the Company pursuant to Article XII without the prior written consent of the Board (which consent may be withheld by the Board in its discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to Article XII, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be proportionately reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

XII.1 Dissolution. The Company shall not be dissolved by the admission of Additional Members. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a)   at any time upon the written request of the Board; or

(b)   the entry of a decree of judicial dissolution of the Company under the Delaware Act.

Except as otherwise set forth in this Article XII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

XII.2 Liquidation. On the dissolution of the Company, the Board shall act as liquidator or (in its discretion) may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final Distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

(a)   the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine); and

(b)   the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1. In making such distributions, the liquidators shall allocate each type of remaining assets (*i.e.*, cash or cash equivalents, capital stock of the Company's Subsidiaries, etc.) among the Members ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder in accordance with Section 4.1(a). The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

XII.3 Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.3.

XII.4 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any losses otherwise attendant upon such winding up.

XII.5 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

XII.6 Sale of the Company. In the event of a Sale of the Company, each Member shall receive the same portion of the aggregate consideration from such Sale of the Company that such Member would have received if such aggregate consideration (in the case of a Company Asset Sale, after payment or provision for all liabilities, and in the case of an equity sale or merger, after payment of all debt and such other adjustments to the purchase price as necessary to consummate the transaction (including the payment of transaction expenses)) had been distributed by the Company pursuant to Section 12.2(b).

ARTICLE XIII

CONVERSION

In the event that a Conversion Event shall occur, the Board shall, without any vote or consent of the Members, take all necessary and desirable action to incorporate the Company or take such other action as it may deem advisable, including (A) dissolving the Company, creating one or more Subsidiaries of the newly formed corporation and transferring to such Subsidiaries any or all of the assets of the Company (including by merger), (B) causing the Members to exchange their Units for shares of the newly formed corporation, or (C) effecting the conversion of the Company into a corporation pursuant to Section 18-216 of the Delaware Act. In connection with any such transaction, the Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation or its Subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its Subsidiaries as is set forth in this Agreement, subject to any modifications (as reasonably determined by the Board) required solely as a result of the conversion to corporate form. At the time of such transaction, the Members shall, and hereby agree to, take any and all actions deemed reasonably necessary and appropriate by the Board to effect such transaction, including entering into a stockholders' agreement providing for, among other provisions, (i) the restrictions on Transfer set forth in this Agreement; provided that such restrictions shall not apply to (x) sales in Public Offerings, (y) sales in accordance with Rule 144, or (z) sales following the consummation of a

QIPO and (ii) an arrangement to reflect the economic agreements among the Members reflected herein. Prior to consummating any such transaction, the Board shall approve the proposed forms of a certificate of incorporation, bylaws, stockholders' agreement and any other governing documents proposed to be established for such corporation and its Subsidiaries, if any, all of which shall, as nearly as practicable (as reasonably determined by the Board), reflect the rights and obligations of the Members under this Agreement and comparable agreements applicable to any Subsidiary as of the date of such transaction.

ARTICLE XIV

TERMINATION

XIV.1 Termination of this Agreement. This Agreement shall terminate automatically, without further act or deed of any other Person, upon and after the occurrence of (a) a Sale of the Company, (b) a QIPO or (c) a Conversion Event; provided, however, that the provisions of Sections 3.6 (*Negative Capital Accounts*), 5.11 (*Limitation of Liability*), 5.12 (*Indemnification*), 5.13 (*Expenses; Fees*), 6.3 (*Limitation of Liability*), 7.2 (*Non-Disparagement; Confidentiality*), this Article XIV and Article XV (*General Provisions*) shall survive any termination of this Agreement (including in connection with a dissolution of the Company). Notwithstanding the foregoing or anything to the contrary set forth herein, the provisions of Section 4.1 shall survive a Sale of the Company until all payment obligations thereunder are fully performed.

ARTICLE XV

GENERAL PROVISIONS

XV.1 Amendments. This Agreement may be amended, modified or waived in writing only with the consent of the Board, and such amendment, modification or waiver shall be binding upon and effective as to each other Member; provided, that if any amendment, modification or waiver disproportionately and adversely affects the powers, preferences or rights of a particular Member as compared to all other Members (or any right specifically granted to a particular Member hereunder), the consent of that particular Member shall be required to effect such amendment, modification or waiver. For the avoidance of doubt, amendments to this Agreement to reflect the issuance of Equity Securities shall not be deemed disproportionate and adverse (i) to the extent the applicable Members were afforded the preemptive rights set forth in Section 8.4 or (ii) in respect of Excluded Securities.

XV.2 Title to Company Assets. Assets of the Company shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. Legal title to any or all assets of the Company may be held in the name of the Company, the Board or one or more nominees, as the Board may determine. Any assets of the Company for which legal title is held in the name of the Board or the name of any Manager or nominee shall be held in trust by the Board or such Manager or nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All assets of the Company shall be recorded as the property of the Company on its Books and Records, irrespective of the name in which legal title to such assets of the Company is held.

XV.3 Remedies. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

XV.4 Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not; provided, however, that this Agreement shall inure to the benefit of successors and assigns only in the event of Transfers in compliance with Article VIII. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person not a party hereto, except for with respect to the matters contemplated by Section 5.12(a), Covered Persons, each of which is an express third party beneficiary entitled to enforce such provisions.

XV.5 Severability. Unless otherwise specified herein, whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

XV.6 Counterparts. This Agreement may be executed in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

XV.7 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

XV.8 Applicable Law; Submission to Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)   Each party hereto, including any Person who executes a Joinder Agreement, agrees that any legal action or other legal proceeding (whether in tort, contract or otherwise) relating to this Agreement or the enforcement of any provision of this Agreement or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, shall be brought or otherwise commenced exclusively in any state or federal court located in the State of Connecticut (the "Chosen Courts"). Each party hereto:

(i)   expressly and irrevocably consents and submits to the exclusive jurisdiction of the Chosen Courts in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)   consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 15.9 is reasonably calculated to give actual notice;

(iii)   agrees that each Chosen Court shall be deemed to be a convenient forum;

(iv)   waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the Chosen Courts, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)   agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 15.8 by the Chosen Courts and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

XV.9 Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made (a) when delivered personally to the recipient, (b) when faxed to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if faxed before 5:00 p.m. Eastern time on a

Business Day, and otherwise on the next Business Day, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) or (d) when emailed to the recipient if emailed before 5:00 p.m. Eastern time on a Business Day, and otherwise on the next Business Day. Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company's Books and Records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Any notice to the Company shall be deemed given if received by the Company at the principal office of the Company designated pursuant to Section 2.6.

XV.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Profits, Losses, Distributions or the Company's capital or property other than as a secured creditor.

XV.11 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

XV.12 Further Action. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

XV.13 Entire Agreement. This Agreement, those documents expressly referred to herein and other documents dated as of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, including the Original Agreement.

XV.14 Opt-in to Article 8 of the Uniform Commercial Code. The Members hereby agree that the Units shall be securities governed by Article 8 of the Uniform Commercial Code of the State of Delaware (and the Uniform Commercial Code of any other applicable jurisdiction).

XV.15 Delivery by Facsimile or Electronic PDF. This Agreement, the agreements referred to herein and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic pdf, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or computer or similar machine with respect to an electronic pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of any such machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

XV.16 **Waiver of Jury Trial.** TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY (INCLUDING ANY PERSON WHO EXECUTES A JOINDER AGREEMENT) HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 15.16 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

XV.17 **Acknowledgements.** Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each party hereto, each Member and each Additional Member shall be deemed to acknowledge to the Board as follows: (a) the determination of such Member or Additional Member to purchase Units pursuant to this Agreement and any other agreement referenced herein has been made by such Member or Additional Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Member or by any agent or employee of any other Member and (b) no other Member has acted as an agent of such Member or Additional Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member or Additional Member in connection with monitoring its investment hereunder.

[Signature Pages Follow]

49











IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COMPANY:

LOAN AUTOMATIC LLC

By: Eric Burney
Name: Eric Burney
Title: CEO

MEMBERS:

ANCHORED FINANCIAL LLC

By: Eric Burney
Name: Eric Burney
Title: Member

MAMMOTH ADVISORS LLC

BY:
Name: Max Kane
Title: Member

9TAIL FOX LLC

By:
Name: John Liu
Title: Member

GREEN LIGHT INVESTMENTS LLC

By:
Name: Alex Egan
Title: Member

EXHIBIT A

SCHEDULE OF MEMBERS
October 19, 2020

Name of Member	Initial Capital Contribution	Number of Class A Units
Anchored Financial LLC	$88,800.00	320,000
Green Light Investments LLC	$10,000.00	185,000
9Tail Fox LLC	$21,000.00	185,000
Mammoth Advisors, LLC	$20,295.27	310,000
Total:		**1,000,000**

EXHIBIT B

LIMITED LIABILITY COMPANY AGREEMENT JOINDER

By execution of this Joinder, the undersigned agrees to become a party to that certain Limited Liability Company Agreement dated as of October ___, 2020, by and among Loan Automatic LLC and each of the Members which are parties thereto (as the same may be amended, restated or otherwise modified from time-to-time). The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Class A Member thereunder.

Name: _____

Address for
Notices:

with copies
to:

_____   _____

_____   _____

_____   _____

_____   _____